SCHEDULE A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the "Instruction C Persons"). To the best of the Reporting Persons’ knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D, except to the extent such Instruction C Person is a Reporting Person in which case such Instruction C Person’s beneficial ownership is as set forth in Item 5 of the Schedule 13D.

REPORTING PERSON: ADAGE CAPITAL MANAGEMENT, L.P. ("ACM")

Adage Capital Partners L.L.C. ("ACPLLC") serves as the general partner of ACM. Its business address is c/o Adage Capital Management, L.P., 200 Clarendon Street, 52nd Floor, Boston, Massachusetts 02116. Its principal occupation is serving as the general partner of ACM. ACPLLC is a Delaware limited liability company.

Adage Capital Advisors, L.L.C. ("ACA”), serves as the managing member of ACPLLC. The business address of ACA is c/o Adage Capital Management, L.P., 200 Clarendon Street, 52nd Floor, Boston, Massachusetts 02116. The principal occupation of ACA is serving as managing member of ACPLLC. ACA is a Delaware limited liability company.

Messrs. Atchinson and Gross serve as the managing members of ACA. Messrs. Atchinson and Gross are Reporting Persons.